
Rare Earth Elements
Ce, Dy, Er, Eu, Gd, Ho, La, Lu, Nd, Pr, Sm, Sc, Tb, Tm, Yb, Y

In **March of 2024**, Firepoint Energy CEO Bill Smith started traveling across the state of Pennsylvania. Along the way, he visited waste coal sites, collected samples, and sent them for evaluation by Conti Testing Laboratories in Bethel Park.

Our company was interested in learning whether or not the waste coal piles contained rare earth minerals, and the lab results exceeded our wild expectations. The results proved that every waste coal pile we tested contained **all 17 rare earth minerals**, along with **alumina, lithium**, manganese, **cobalt**, magnesium, and more. These elements are included on the list of **50 Critical Minerals defined** by the U.S. Department of Energy as being essential for **national security.**

This presentation will show some of the results we obtained from the lab, as well as what the monetary value of the rare earth elements, and the value of the waste coal once it has been converted into synthetic jet fuel.

Almost every site we visited had a retention pond that contained what is called Acid Mine Drainage (AMD). We can pump the AMD into our plasma gasifiers, which increases the hydrogen output, and enables us to convert the AMD into synthetic fuel as well.

In total, the sites we visited contained any from **4 million tons** to **250 million tons of waste coal**. **The pilot site in Tunnelton has 4 million tons of waste coal.**



Abandoned Mine Lands in PA


Abandoned Mine Lands in Pennsylvania
Erie
Warren
McKean
Potter
Tioga
Bradford
Susquehanna
Wayne
Crawford
Forest
Wyoming
Lackawanna
Pike
Mercer
Venango
Elk
Cameron
Sullivan
Lycoming
Clinton
Luzerne
Monroe
Clarion
Jefferson
Montour
Columbia
Union
Centre
Carbon
Butler
Clearfield
Northumberland
Armstrong
Snyder
Northampton
Beaver
Schuylkill
Indiana
Mifflin
Juniata
Lehigh
Allegheny
Cambria
Blair
Perry
Dauphin
Berks
Westmoreland
Lebanon
Bucks
Huntingdon
Washington
Cumberland
Montgomery
Philadelphia
Somerset
Bedford
Lancaster
Chester
Greene
Fayette
Fulton
Franklin
York
Delaware
Adams
0 10 20 40 60 80 Miles
0 20 40 80 120 160 Kilometers
Mine Problem Areas
County Boundaries

The Tonnage of Rare Earth Elements Contained in a Sampling of Pennsylvania Waste Coal Sites

Elements	SITES	BER 001	BER1	BOY-1	D-C-1	GIL-1	GT-2	MH-1	NG-1	NMN-1	RS-1	SK-WM-2		TONNAGE
		TONS	TONS	TONS	TONS	TONS	TONS	TONS	TONS	TONS	TONS	TONS		TOTAL
Cerium (Ce)		**5,056.63**	2,023.16	**1,098.87**	4,433.90	**1,272.26**	2,544.52	**7,265.48**	6,623.35	**6,552.33**	2,373.28	**6,944.91**		46,188.70
Dysprosium (Dy)		**163.23**	97.67	**123.93**	134.78	**73.01**	146.03	**296.06**	232.55	**236.05**	112.02	**193.54**		1,808.87
Erbium (Er)		**85.82**	59.41	**77.37**	86.92	**42.01**	84.02	**173.04**	147.53	**163.03**	64.41	**121.52**		1,105.08
Europium (Eu)		**64.21**	31.96	**27.31**	57.21	**19.50**	39.01	**95.02**	87.02	**73.01**	36.41	**85.52**		616.18
Gadolinium (Gd)		**240.05**	139.08	**137.93**	226.65	**87.52**	175.04	**461.09**	366.07	**367.07**	170.03	**330.07**		2,700.60
Holmium (Ho)		**30.61**	20.25	**25.91**	26.96	**14.50**	29.01	**53.01**	46.01	**51.01**	20.40	**37.51**		355.17
Lanthanum (La)		**2,363.28**	927.19	**643.08**	1,795.57	**562.11**	1,124.23	**3,846.78**	3,072.63	**3,482.71**	1,171.04	**2,683.30**		21,671.91
Lutetium (Lu)		**13.80**	9.45	**11.55**	15.40	**6.50**	13.00	**30.01**	23.50	**27.01**	10.00	**23.25**		183.49
Neodymium (Nd)		**1,884.38**	851.12	**598.97**	1,553.52	**490.10**	980.20	**2,951.60**	2,637.54	**2,450.50**	1,022.61	**2,297.72**		17,718.26
Praseodymium (Pr)		**571.92**	210.19	**150.18**	393.88	**124.03**	248.05	**813.17**	694.64	**687.14**	270.05	**577.62**		4,740.87
Samarium (Sm)		**337.87**	161.58	**131.42**	291.56	**95.02**	190.04	**509.10**	469.60	**404.08**	188.84	**423.09**		3,202.19
Scandium (Sc)		**968.60**	557.66	**539.11**	1,341.17	**342.57**	685.14	**2,070.42**	1,443.29	**1,976.40**	630.53	**2,080.17**		12,635.07
Terbium (Tb)		**30.01**	17.55	**20.30**	25.31	**11.50**	23.00	**49.01**	41.01	**39.01**	19.20	**35.26**		311.16
Thulium (Tm)		**13.20**	8.55	**11.20**	13.20	**6.50**	13.00	**26.01**	21.00	**24.00**	10.00	**20.25**		166.93
Ytterbium (Yb)		**91.22**	59.86	**75.62**	99.02	**40.01**	80.02	**195.04**	150.53	**179.04**	73.61	**147.03**		1,190.99
Yttrium (Y)		**820.37**	443.34	**687.89**	584.77	**379.58**	759.15	**1,431.29**	1,044.71	**1,188.24**	521.71	**834.17**		8,695.22
Aluminum (Al)		**5,590,318.42**	1,907,263.31	**971,867.87**	4,904,413.52	**870,677.27**	1,741,355.11	**8,062,441.49**	5,794,579.76	**7,150,455.81**	2,325,673.50	**7,845,547.33**		47,164,593.39
Lithium			2065.0	**465.2**	4647.9	**1312.3**	2624.5	**9448.9**	6642.9	**8605.8**	2703.0	**7854.1**		46,369.54
														47,334,253.62

These sites contain over **$2 billion** in Lithium and $**14 billion** in Aluminum Oxide (Al2O3) without including the values of the other elements.

Here are a few of the sites we have visited and taken samples from;
Pennsylvania has more than 11,000 waste coal sites.


The Tunnelton Pilot Site
Firepoint Critical Minerals

Circled Sites are the locations containing test results that are included in this report.

How to Interpret the Information in This Presentation



This sheet shows the volume of a certain mineral on a mg/kg basis from lab results provided by Conti Labs



This spreadsheet shows the value of each element based on the volume of waste coal and ore located on the site, and the dollar value of the minerals based on recent pricing. Originally, we only tested for the 17 rare earth minerals. At some sites, we tested for alumina, lithium, gold, cobalt and other minerals.



On this spreadsheet, we calculate the cost of the equipment required to process the waste coal pile, what the value of synthetic jet fuel will be based on current pricing, and the value of the rare earth elements and other critical minerals in the coal and ore. We also provide a rough estimate of the return of the capital over time.


11. 1. 2001

TUNNELTON, PENNSYLVANIA
FIREPOINT CRITICAL MINERALS SITE

We have leased 100 acres (November 1, 2024) on the Conemaugh River at the site of an old coal mine. The site also served as a natural gas brine wastewater treatment plant at one time.

There are four million tons of waste coal on-site, with which we will produce synthetic jet fuel and then extract the rare earth elements and critical minerals found in the waste coal and wastewater.

The site should begin to process brine water by mid 2025, and the waste coal by the third quarter of 2026.

TUN-PA-1		4 Million Tons					TOTAL ESTIMATED VALUE			
							low *(oxide)*		mid-range *(metal)*	
Refuse Coal Elements	Report mg/Kg	4 M Ton kg Refuse Coal	mg	grams	kg yield	Total Yield (tons)	$/kg	Total Supply	$/kg	Total Supply
Cerium (Ce)	157.98	3,628,738,960	573,268,180,901	573,268,181	573,268	632	$2.15	$1,232,527	$4.50	$2,579,707
Dysprosium (Dy)	7.24	3,628,738,960	26,272,070,070	26,272,070	26,272	29	$297.67	$7,820,407	$387.00	$10,167,291
Erbium (Er)	4.34	3,628,738,960	15,748,727,086	15,748,727	15,749	17	$26.50	$417,341	$26.50	$417,341
Europium (Eu)	2.38	3,628,738,960	8,636,398,725	8,636,399	8,636	10	$31.47	$271,787	$287.00	$2,478,646
Gadolinium (Gd)	9.59	3,628,738,960	34,799,606,626	34,799,607	34,800	38	$30.69	$1,068,000	$30.69	$1,068,000
Holmium (Ho)	1.46	3,628,738,960	5,297,958,882	5,297,959	5,298	6	$89.92	$476,392	$89.92	$476,392
Lanthanum (La)	62.04	3,628,738,960	225,126,965,078	225,126,965	225,127	248	$3.40	$765,432	$4.10	$923,021
Lutetium (Lu)	0.72	3,628,738,960	2,612,692,051	2,612,692	2,613	3	$744.17	$1,944,287	$744.17	$1,944,287
Neodymium (Nd)	64.49	3,628,738,960	234,017,375,530	234,017,376	234,017	258	$79.00	$18,487,373	$96.50	$22,582,677
Praseodymium (Pr)	16.30	3,628,738,960	59,148,445,048	59,148,445	59,148	65	$50.50	$2,986,996	$95.00	$5,619,102
Samarium (Sm)	12.62	3,628,738,960	45,794,685,675	45,794,686	45,795	50	$1,364.00	$62,463,951	$1,364.00	$62,463,951
Scandium (Sc)	38.55	3,628,738,960	139,887,886,908	139,887,887	139,888	154	$992.23	$138,800,958	$3,302.27	$461,947,572
Terbium (Tb)	1.38	3,628,738,960	5,007,659,765	5,007,660	5,008	6	$1,025.00	$5,132,851	$1,305.00	$6,534,996
Thulium (Tm)	0.67	3,628,738,960	2,431,255,103	2,431,255	2,431	3	$195.00	$474,095	$900.00	$2,188,130
Ytterbium (Yb)	4.43	3,628,738,960	16,075,313,593	16,075,314	16,075	18	$15.81	$254,151	$15.81	$254,151
Yttrium (Y)	33.62	3,628,738,960	121,998,203,835	121,998,204	121,998	135	$3.30	$402,594	$29.50	$3,598,947
OTHER METALS / MINERALS										
Aluminum (Al)	133,433	3,628,738,960	484,193,525,649,680	484,193,525,650	484,193,526	533,841	$0.48	$232,412,892	$0.48	$232,412,892
Molybednum (Mo)	5.62	3,628,738,960	20,393,512,955	20,393,513	20,394	22	$65.34	$1,332,533	$65.34	$2,665,065
Cobalt (Co)	4.75	3,628,738,960	17,236,510,060	17,236,510	17,237	19	$27.15	$467,971	$27.15	$935,942
Gold (Au)	0.01	3,628,738,960	36,287,390	36,287	36	0	$76,005.00	$2,758,023	$76,005.00	$5,516,046
Nickle (NI)	31.36	3,628,738,960	113,797,253,786	113,797,254	113,797	125	$18.96	$2,157,596	$17,440.00	$4,315,192
Magnesium (Mg)	3,688	3,628,738,960	13,382,789,284,480	13,382,789,284	13,382,789	14,755	$11.00	$147,210,682	$11.00	$294,421,364
Silver (Ag)	0.45	3,628,738,960	1,632,932,532	1,632,933	1,633	2	$990.56	$1,617,518	$998.00	$3,259,333
Lithium (Li)	220.5	3,628,738,960	800,136,940,680	800,136,941	800,137	882	$25.75	$20,603,526	$25.75	$41,207,052
							TOTAL Value	$651,559,884		$1,169,977,099

CONVERSION FACTS
1,000 mg = 1 gram
1,000 grams = 1 Kg
1 US Ton = 907.18 Kg

EQUIPMENT CAPEX TO PROCESS WASTE COAL ON SITE

GASIFIERS NEEDED

GASIFIER NEED / COST

Tons	Tons per year	Ton Per Day	Gasifiers Needed	Gasifier Cost	Power Need MW
4,000,000	200,000	548	11	$ 49,315,068	2
Years to Process					
20					
20-40					

GAS TO LIQUIDS

BPD	Gallons				
	DAILY	ANNUALLY			
600	25,200	9,198,000		Power Needs	1.6
				Plant Cost	$ 78,000,000
Price P Gallon	Rev p Day		Rev p Year		
4	$ 100,800		$ 36,792,000	Fuel Revenue over time	735,840,000

POWER NEEDS FOR PLANT

Power Needs	Megawatts				
gasifiers	2				
GTL	1.6			Turbine Cost Power	$ 2,819,132
REE	2				
Total Power Need	6	Megawatts			

REE AND OTHER MINERAL VALUE

	Low Gross value	Annual Revenue		MID Value	Annual revenue
REES	$ 242,999,143	$ 12,149,957		$585,244,212	$29,262,211
Alumina	$ 232,412,892	$ 11,620,645		$232,412,892	$11,620,645
Lithium	$ 20,603,526	$ 1,030,176		$ 41,207,052	$ 2,060,352.62
Molybdenum	$ 1,332,533	$ 66,627		$ 1,332,533	$ 66,626.63
Other Metals	$ 308,447,878	$ 15,422,394		$ 308,447,878	$ 10,281,595.93
Totals	$ 651,559,884	$ 32,577,994		$1,169,977,099	$38,999,236.65

REE PROCESSING PLANT

Flotation Processing	Electrowinning	Flotation Processing	Mineral Drying	Magnetic Separation	
Daily	Tons Processing	548		Cost of REE Plant	$ 9,863,014

COST OF COAL (PER TON)

Price Per Ton (USD)		Tons Total		Waste Coal Cost
0		4,000,000		$ -
		Tons Per Year		Annual Waste Coal cost
		200,000.00		$ -

Plant Cost		
Gasifiers	$	49,315,068
GTL Plant	$	78,000,000
REE Processing	$	9,863,014
Turbine	$	2,819,132
Engineering	$	20,999,582
Site Development	$	8,049,840
Cost of Waste Coal	$	-
Plant / Site Cost	**$**	**169,046,637**
OPEX	**$**	**41,621,997**
Annual Coal Cost	$	-
Annual Gross Revenue	**$**	**69,369,994**
Gross Rev - Opex	**$**	**27,747,998**
Years to Payback	**$**	**6.09**

Value of Project over lifetime	**$ 1,387,399,884**

Conti Testing Laboratories, Inc.
PO Box 174
Bethel Park, PA 15102
412-833-7766 (o), 412-854-0373 (f)
contilab@contitesting.com
PA DEP Reg 02-00869,EPA PA01711, WDBE 12013,WBENC 2005128964,ISO/IEC 17025:2017-97677

Fire Point Energy Inc.
1500 N Sam Houston Prkwy E
Houston, TX 77032
Attn: Mr. Bill Smith
bsmith@firepoint.energy
gdintinc@gmail.com

3/21/2024

Received: 3/16/2024
Sampled by: client
CTL ID: 326902

Sample ID: **DC-1 3/16/2024**

RESULTS

	wt%
Moisture	9.39

Element	Dry Basis mg/Kg
Cerium (Ce)	80.60
Dysprosium (Dy)	2.45
Erbium (Er)	1.58
Europium (Eu)	1.04
Gadolinium (Gd)	4.12
Holmium (Ho)	0.49
Lanthanum (La)	32.64
Lutetium (Lu)	0.28
Neodymium (Nd)	28.24
Praseodymium (Pr)	7.16
Samarium (Sm)	5.30
Scandium (Sc)	24.38
Terbium (Tb)	0.46
Thulium {Tm}	0.24
Ytterbium (Yb)	1.80
Yttrium (Y)	10.63
Lithium (Li)	84.49
Aluminum (Al)	89,153

Method ASTM D 6357

Approved By: *T.G. Otroba, Chemist*

Duncott, Pennsylvania

This family-owned coal company has about 55 million tons of waste coal.

They are also one of the largest Anthracite coal companies left in the area.

		55 Million Tons					TOTAL ESTIMATED VALUE					
Refuse Coal Elements	**Report**	55 M Ton	mg	grams	kg	Total Yield (tons)	**low *(oxide)***		**mid-range *(metal)***		**high (metal)**	
	mg/Kg	kg Refuse Coal			yield		$/kg	Total Supply	$/kg	Total Supply	$/kg	Total Supply
Cerium (Ce)	80.60	49,895,158,500	4,021,549,775,100	4,021,549,775	4,021,550	4,434	$2.15	$8,646,332	$4.50	$18,096,974	$4.50	$18,096,974
Dysprosium (Dy)	2.45	49,895,158,500	122,243,138,325	122,243,138	122,243	135	$297.67	$36,388,115	$387.00	$47,308,095	$390.69	$47,759,172
Erbium (Er)	1.58	49,895,158,500	78,834,350,430	78,834,350	78,834	87	$26.50	$2,089,110	$26.50	$2,089,110	$26.50	$2,089,110
Europium (Eu)	1.04	49,895,158,500	51,890,964,840	51,890,965	51,891	57	$31.47	$1,633,009	$287.00	$14,892,707	$287.00	$14,892,707
Gadolinium (Gd)	4.12	49,895,158,500	205,568,053,020	205,568,053	205,568	227	$30.69	$6,308,884	$30.69	$6,308,884	$30.69	$6,308,884
Holmium (Ho)	0.49	49,895,158,500	24,448,627,665	24,448,628	24,449	27	$89.92	$2,198,421	$89.92	$2,198,421	$89.92	$2,198,421
Lanthanum (La)	32.64	49,895,158,500	1,628,577,973,440	1,628,577,973	1,628,578	1,796	$3.40	$5,537,165	$4.10	$6,677,170	$4.10	$6,677,170
Lutetium (Lu)	0.28	49,895,158,500	13,970,644,380	13,970,644	13,971	15	$744.17	$10,396,534	$744.17	$10,396,534	$744.17	$10,396,534
Neodymium (Nd)	28.24	49,895,158,500	1,409,039,276,040	1,409,039,276	1,409,039	1,554	$79.00	$111,314,103	$96.50	$135,972,290	$96.50	$135,972,290
Praseodymium (Pr)	7.16	49,895,158,500	357,249,334,860	357,249,335	357,249	394	$50.50	$18,041,091	$95.00	$33,938,687	$95.00	$33,938,687
Samarium (Sm)	5.30	49,895,158,500	264,444,340,050	264,444,340	264,444	292	$1,364.00	$360,702,080	$1,364.00	$360,702,080	$1,800.00	$475,999,812
Scandium (Sc)	24.38	49,895,158,500	1,216,443,964,230	1,216,443,964	1,216,444	1,341	$992.23	$1,206,992,195	$3,302.27	$4,017,026,410	$5,782.86	$7,034,525,143
Terbium (Tb)	0.46	49,895,158,500	22,951,772,910	22,951,773	22,952	25	$1,025.00	$23,525,567	$1,305.00	$29,952,064	$1,322.46	$30,352,802
Thulium (Tm)	0.24	49,895,158,500	11,974,838,040	11,974,838	11,975	13	$195.00	$2,335,093	$900.00	$10,777,354	$1,500.00	$17,962,257
Ytterbium (Yb)	1.80	49,895,158,500	89,811,285,300	89,811,285	89,811	99	$15.81	$1,419,916	$15.81	$1,419,916	$15.81	$1,419,916
Yttrium (Y)	10.63	49,895,158,500	530,385,534,855	530,385,535	530,386	585	$3.30	$1,750,272	$29.50	$15,646,373	$31.47	$16,691,233
		49,895,158,500				11,080						
Aluminum (Al)	89,153	49,895,158,500	4,448,303,065,750,500	4,448,303,065,751	4,448,303,066	4,904,414	$0.49	$2,179,668,502	$0.49	$2,179,668,502	$0.49	$2,179,668,502
Lithium	84.49	49,895,158,500	4,215,641,941,665	4,215,641,942	4,215,642	4,648	$25.75	$108,552,780	$25.75	$108,552,780	$25.75	$108,552,780
							TOTAL Value	**$4,087,499,170**		**$7,001,624,350**		**$10,143,502,393**
				ANNUAL REV	30 Yrs			$136,249,972		$350,081,218		$507,175,120

CONVERSION FACTS
1,000 mg = 1 gram
1,000 grams = 1 Kg
1 US Ton = 907.18 Kg

EQUIPMENT CAPEX TO PROCESS WASTE COAL ON SITE

GASIFIERS NEEDED

GASIFIER NEED / COST

Tons	Tons per year	Ton Per Day	Gasifiers Needed	Gasifier Cost	Power Need MW
55,000,000	1,833,333	5,023	100	$ 452,054,795	20
Years to Process					
30					
20-40 Yrs to Process					

GAS TO LIQUIDS

BPD	Gallons				
	DAILY	ANNUALLY			
6,906	290,068	105,875,000		Power Needs	18.6
				Plant Cost	$ 897,831,050
Price P Gallon	Rev p Day		Rev p Year		
4	$ 1,160,274		$ 423,500,000		

POWER NEEDS FOR PLANT

Power Needs	Megawatts			
gasifiers	20			
GTL	18.6		Turbine Cost Power	$ 27,740,677
REE	17			
Total Power Need	55	Megawatts		

REE AND OTHER MINERAL VALUE

	Low Gross value	Annual Revenue		MID Value	Annual revenue
REES	$ 1,799,277,888	$ 59,975,930		$4,713,403,068	$157,113,436
Aluminum	$ 2,179,668,502	$ 72,655,617		$2,179,668,502	$72,655,617
Lithium	$ 108,552,780	$ 3,618,426		$ 108,552,780	$ 3,618,426.00
Molybdenum		$ -			$ -
Totals	$ 4,087,499,170	$ 136,249,972		$7,001,624,350	$233,387,478.34

REE PROCESSING PLANT

Flotation Processing	Electrowinning	Flotation Processing	Mineral Drying	Magnetic Separation	
Daily	Tons Processing	5,023		Cost of Plant	$ 90,410,959

Plant Cost

Gasifiers	$ 452,054,795
GTL Plant	$ 897,831,050
REE Processing	$ 90,410,959
Turbine	$ 27,740,677
Engineering	$ 220,205,622
Site Development	$ 84,412,155
Plant / Site Cost	**$ 1,772,655,258**
OPEX	**$ 301,351,394**
Annual Gross Revenue	**$ 559,749,972**
Gross Rev - Opex	**$ 258,398,578**
Years to Payback	**$ 6.86**
Payout over 30 years	$ 12,705,000,000

Conti Testing Laboratories, Inc.
PO Box 174
Bethel Park, PA 15102
412-833-7766 (o), 412-854-0373 (f)
contilab@contitesting.com
PA DEP Reg 02-00869,EPA PA01711, WDBE 12013,WBENC 2005128964,ISO/IEC 17025:2017-97677

Fire Point Energy Inc.
1500 N Sam Houston Prkwy E
Houston, TX 77032
Attn: Mr. Bill Smith
bsmith@firepoint.energy
gdintinc@gmail.com

6/26/2024

Received: 6/22/2024
Sampled by: client
CTL ID: 332635

Sample ID: **W-B-1 waste coal 5/20/24 14:45**

RESULTS

	wt%
Moisture	1.76

Element	**Dry Basis mg/Kg**
Cerium (Ce)	50.60
Dysprosium (Dy)	3.54
Erbium (Er)	1.88
Europium (Eu)	0.87
Gadolinium (Gd)	3.35
Holmium (Ho)	0.53
Lanthanum (La)	25.29
Lutetium (Lu)	0.31
Neodymium (Nd)	22.14
Praseodymium (Pr)	5.87
Samarium (Sm)	4.35
Scandium (Sc)	20.67
Terbium (Tb)	0.49
Thulium {Tm}	0.26
Ytterbium (Yb)	1.96
Yttrium (Y)	12.24
Lithium (Li)	69.02
Aluminum (Al)	96,778
Molybdenum (Mo)	7.26
Gold (Au)	0.08
Cobalt (Co)	4.03

Method ASTM D 6357

Approved By: *T.G. Otroba, Chemist*

Wilkes-Barre, Pennsylvania

This sample represents two different piles located in the Wilkes-Barre area of Pennsylvania.

One pile has 10 million tons in place, and the other has 12 million tons in place. There are several additional piles nearby. However, this sample represents 22 million tons in total for that area.

W-B-1		22 Million Tons					TOTAL ESTIMATED VALUE					
Refuse Coal Elements	Report mg/Kg	22 M Ton kg Refuse Coal	mg	grams	kg yield	Total Yield (tons)	low *(oxide)* $/kg	low *(oxide)* Total Supply	mid-range *(metal)* $/kg	mid-range *(metal)* Total Supply	high (metal) $/kg	high (metal) Total Supply
Cerium (Ce)	50.600	19,958,064,280	1,009,878,052,568	1,009,878,053	1,009,878	1,113	$2.15	$2,171,238	$4.50	$4,544,451	$4.50	$4,544,451
Dysprosium (Dy)	3.540	19,958,064,280	70,651,547,551	70,651,548	70,652	78	$297.67	$21,030,846	$387.00	$27,342,149	$390.69	$27,602,853
Erbium (Er)	1.880	19,958,064,280	37,521,160,846	37,521,161	37,521	41	$26.50	$994,311	$26.50	$994,311	$26.50	$994,311
Europium (Eu)	0.870	19,958,064,280	17,363,515,924	17,363,516	17,364	19	$31.47	$546,430	$287.00	$4,983,329	$287.00	$4,983,329
Gadolinium (Gd)	3.350	19,958,064,280	66,859,515,338	66,859,515	66,860	74	$30.69	$2,051,919	$30.69	$2,051,919	$30.69	$2,051,919
Holmium (Ho)	0.530	19,958,064,280	10,577,774,068	10,577,774	10,578	12	$89.92	$951,153	$89.92	$951,153	$89.92	$951,153
Lanthanum (La)	25.290	19,958,064,280	504,739,445,641	504,739,446	504,739	556	$3.40	$1,716,114	$4.10	$2,069,432	$4.10	$2,069,432
Lutetium (Lu)	0.310	19,958,064,280	6,186,999,927	6,187,000	6,187	7	$744.17	$4,604,180	$744.17	$4,604,180	$744.17	$4,604,180
Neodymium (Nd)	22.140	19,958,064,280	441,871,543,159	441,871,543	441,872	487	$79.00	$34,907,852	$96.50	$42,640,604	$96.50	$42,640,604
Praseodymium (Pr)	5.870	19,958,064,280	117,153,837,324	117,153,837	117,154	129	$50.50	$5,916,269	$95.00	$11,129,615	$95.00	$11,129,615
Samarium (Sm)	4.350	19,958,064,280	86,817,579,618	86,817,580	86,818	96	$1,364.00	$118,419,179	$1,364.00	$118,419,179	$1,800.00	$156,271,643
Scandium (Sc)	38.550	19,958,064,280	769,383,377,994	769,383,378	769,383	848	$992.23	$763,405,269	$3,302.27	$2,540,711,648	$5,782.86	$4,449,236,361
Terbium (Tb)	0.490	19,958,064,280	9,779,451,497	9,779,451	9,779	11	$1,025.00	$10,023,938	$1,305.00	$12,762,184	$1,322.46	$12,932,933
Thulium (Tm)	0.260	19,958,064,280	5,189,096,713	5,189,097	5,189	6	$195.00	$1,011,874	$900.00	$4,670,187	$1,500.00	$7,783,645
Ytterbium (Yb)	1.960	19,958,064,280	39,117,805,989	39,117,806	39,118	43	$15.81	$618,453	$15.81	$618,453	$15.81	$618,453
Yttrium (Y)	12.240	19,958,064,280	244,286,706,787	244,286,707	244,287	269	$3.30	$806,146	$29.50	$7,206,458	$31.47	$7,687,703
Gold	0.080	19,958,064,280	1,596,645,142	1,596,645	1,597	2	$ 73,890.15	$117,976,349	$ 73,890.15	$117,976,349	$ 73,890.15	$117,976,349
Aluminum (Al)	96,778.000	19,958,064,280	1,931,501,544,889,840	1,931,501,544,890	1,931,501,545	2,129,550	$49.00	$94,643,575,700	$0.49	$946,435,757	$0.49	$946,435,757
Molybdenum	7.260	19,958,064,280	144,895,546,673	144,895,547	144,896	160	$69.28	$10,038,074	$69.28	$10,038,074	$69.28	$10,038,074
Lithium	69.020	19,958,064,280	1,377,505,596,606	1,377,505,597	1,377,506	1,519	$25.75	$35,470,769	$25.75	$35,470,769	$25.75	$35,470,769
Cobalt	4.030	19,958,064,280	80,430,999,048	80,430,999	80,431	89	$17.29	$1,390,652	$17.29	$1,390,652	$17.29	$1,390,652
							TOTAL Value	$95,776,236,061		$3,895,620,199		$5,846,023,533
						ANNUAL REV	Total /30 Yrs	$3,192,541,202		$129,854,007		$194,867,451

CONVERSION FACTS
1,000 mg = 1 gram
1,000 grams = 1 Kg
1 US Ton = 907.18 Kg

EQUIPMENT CAPEX TO PROCESS WASTE COAL ON SITE

GASIFIERS NEEDED

GASIFIER NEED / COST

Tons	Tons per year	Ton Per Day	Gasifiers Needed	Gasifier Cost	Power Need MW
22,000,000	733,333	2,009	40	$ 180,821,918	8
Years to Process					
30					
20-40					

GAS TO LIQUIDS

BPD	Gallons				
	DAILY	ANNUALLY			
2,763	116,027	42,350,000		Power Needs	7.5
				Plant Cost	$ 359,132,420
Price P Gallon	Rev p Day		Rev p Year		
5	$ 580,137		$ 211,750,000		

POWER NEEDS FOR PLANT

Power Needs	Megawatts				
gasifiers	8				
GTL	7.5			Turbine Cost Power	$ 11,096,271
REE	7				
Total Power Need	22	Megawatts			

REE AND OTHER MINERAL VALUE

	Low Gross value	Annual Revenue		MID Value	Annual revenue
REES	$ 1,397,245,071	$ 46,574,836		$3,365,154,216	$112,171,807
Aluminum	$ 94,643,575,700	$ 3,154,785,857		$946,435,757	$31,547,859
Lithium	$ 35,470,769	$ 1,182,359		$ 10,038,074	$ 334,602.46
Molybdenum	$ 10,038,074	$ 334,602		$ 2,825,644	$ 94,188.12
Totals	$ 96,086,329,613	$ 3,202,877,654		$4,324,453,690	$144,148,456.34

REE PROCESSING PLANT

Flotation Processing	Electrowinning	Flotation Processing	Mineral Drying	Magnetic Separation	
Daily	Tons Processing	2,009		Cost of REE Plant	$ 36,164,384

COST OF COAL (PER TON)

Price Per Ton (USD)		Tons Total		Value Total
12		22,000,000		$ 264,000,000.00
		Tons Per Year		Annual Cost
		733,333.33		$ 8,800,000.00

Plant Cost

Gasifiers	$	180,821,918
GTL Plant	$	359,132,420
REE Processing	$	36,164,384
Turbine	$	11,096,271
Engineering	$	88,082,249
Site Development	$	33,764,862
Cost of Waste Coal	$	8,800,000
Plant / Site Cost	**$**	**717,862,103**
OPEX	**$**	**122,036,558**
Coal Cost	$	8,800,000
Annual Gross Revenue	**$**	**3,414,627,654**
Gross Rev - Opex	**$**	**3,283,791,096**
Years to Payback	**$**	**0.22**

Cost of Coal	$ 264,000,000.00
Value of Project over lifetime	**$ 102,174,829,613**

Conti Testing Laboratories, Inc.
PO Box 174
Bethel Park, PA 15102
412-833-7766 (o), 412-854-0373 (f)
contilab@contitesting.com
PA DEP Reg 02-00869,EPA PA01711, WDBE 12013,WBENC 2005128964,ISO/IEC 17025:2017-97677

Fire Point Energy Inc.
1500 N Sam Houston Prkwy E
Houston, TX 77032
Attn: Mr. Bill Smith
bsmith@firepoint.energy
gdintinc@gmail.com

3/21/2024

Received: 3/16/2024
Sampled by: client
CTL ID: 326901

Sample ID: SK-WM-2 3/16/24

RESULTS

	wt%
Moisture	5.50

Element	Dry Basis mg/Kg
Cerium (Ce)	92.58
Dysprosium (Dy)	2.58
Erbium (Er)	1.62
Europium (Eu)	1.14
Gadolinium (Gd)	4.40
Holmium (Ho)	0.50
Lanthanum (La)	35.77
Lutetium (Lu)	0.31
Neodymium (Nd)	30.63
Praseodymium (Pr)	7.70
Samarium (Sm)	5.64
Scandium (Sc)	27.73
Terbium (Tb)	0.47
Thulium {Tm}	0.27
Ytterbium (Yb)	1.96
Yttrium (Y)	11.12
Lithium (Li)	104.70
Aluminum (Al)	104,586

Method ASTM D 6357

Approved By: *T.G. Otroba, Chemist*

Pottsville, Pennsylvania

This is one of many piles located in Pottsville and the surrounding areas. The site has 20 million tons on-site.

The owners built a Walmart on the site of the old coal mine, which sits across the parking lot from the Walmart.

The family that owns this site also owns several other coal piles in this area.

Refuse Coal Elements	Report	20 Million Tons					TOTAL ESTIMATED VALUE					
	mg/Kg	20 M Ton kg Refuse Coal	mg	grams	kg yield	Total Yield (tons)	low *(oxide)*		mid-range ***(metal)***		high (metal)	
							$/kg	Total Supply	$/kg	Total Supply	$/kg	Total Supply
Cerium (Ce)	92.58	18,143,694,800	1,679,743,264,584	1,679,743,265	1,679,743	1,852	$2.15	$3,611,448	$4.50	$7,558,845	$4.50	$7,558,845
Dysprosium (Dy)	2.58	18,143,694,800	46,810,732,584	46,810,733	46,811	52	$297.67	$13,934,151	$387.00	$18,115,754	$390.69	$18,288,485
Erbium (Er)	1.62	18,143,694,800	29,392,785,576	29,392,786	29,393	32	$26.50	$778,909	$26.50	$778,909	$26.50	$778,909
Europium (Eu)	1.14	18,143,694,800	20,683,812,072	20,683,812	20,684	23	$31.47	$650,920	$287.00	$5,936,254	$287.00	$5,936,254
Gadolinium (Gd)	4.40	18,143,694,800	79,832,257,120	79,832,257	79,832	88	$30.69	$2,450,052	$30.69	$2,450,052	$30.69	$2,450,052
Holmium (Ho)	0.50	18,143,694,800	9,071,847,400	9,071,847	9,072	10	$89.92	$815,741	$89.92	$815,741	$89.92	$815,741
Lanthanum (La)	35.77	18,143,694,800	648,999,962,996	648,999,963	649,000	716	$3.40	$2,206,600	$4.10	$2,660,900	$4.10	$2,660,900
Lutetium (Lu)	0.31	18,143,694,800	5,624,545,388	5,624,545	5,625	6	$744.17	$4,185,618	$744.17	$4,185,618	$744.17	$4,185,618
Neodymium (Nd)	30.63	18,143,694,800	555,741,371,724	555,741,372	555,741	613	$79.00	$43,903,568	$96.50	$53,629,042	$96.50	$53,629,042
Praseodymium (Pr)	7.70	18,143,694,800	139,706,449,960	139,706,450	139,706	154	$50.50	$7,055,176	$95.00	$13,272,113	$95.00	$13,272,113
Samarium (Sm)	5.64	18,143,694,800	102,330,438,672	102,330,439	102,330	113	$1,364.00	$139,578,718	$1,364.00	$139,578,718	$1,800.00	$184,194,790
Scandium (Sc)	27.73	18,143,694,800	503,124,656,804	503,124,657	503,125	555	$992.23	$499,215,378	$3,302.27	$1,661,453,460	$5,782.86	$2,909,499,453
Terbium (Tb)	0.47	18,143,694,800	8,527,536,556	8,527,537	8,528	9	$1,025.00	$8,740,725	$1,305.00	$11,128,435	$1,322.46	$11,277,326
Thulium (Tm)	0.27	18,143,694,800	4,898,797,596	4,898,798	4,899	5	$195.00	$955,266	$900.00	$4,408,918	$1,500.00	$7,348,196
Ytterbium (Yb)	1.96	18,143,694,800	35,561,641,808	35,561,642	35,562	39	$15.81	$562,230	$15.81	$562,230	$15.81	$562,230
Yttrium (Y)	11.12	18,143,694,800	201,757,886,176	201,757,886	201,758	222	$3.30	$665,801	$29.50	$5,951,858	$31.47	$6,349,321
		18,143,694,800				4,489						
Aluminum (Al)	104,586	18,143,694,800	1,897,576,464,352,800	1,897,576,464,353	1,897,576,464	2,092,146	$0.49	$929,812,468	$0.49	$929,812,468	$0.49	$929,812,468
Lithium	104.7	18,143,694,800	1,899,644,845,560	1,899,644,846	1,899,645	2,094	$25.75	$48,915,855	$25.75	$48,915,855	$25.75	$48,915,855
							TOTAL Value	$1,708,038,622		$2,911,215,168		$4,207,535,595

CONVERSION FACTS
1,000 mg = 1 gram
1,000 grams = 1 Kg
1 US Ton = 907.18 Kg

EQUIPMENT CAPEX TO PROCESS WASTE COAL ON SITE

GASIFIERS NEEDED

GASIFIER NEED / COST

Tons	Tons per year	Ton Per Day	Gasifiers Needed	Gasifier Cost	Power Need MW
20,000,000	666,667	1,826	37	$ 164,383,562	7
Years to Process					
30					

GAS TO LIQUIDS

BPD	Gallons				
	DAILY	ANNUALLY			
2,511	105,479	38,500,000		Power Needs	6.8
				Plant Cost	$ 326,484,018
Price P Gallon	Rev p Day		Rev p Year		
4	$ 421,918		$ 154,000,000		

POWER NEEDS FOR PLANT

Power Needs	Megawatts			
gasifiers	7			
GTL	6.8		Turbine Cost Power	$ 10,087,519
REE	6			
Total Power Need	20	Megawatts		

REE AND OTHER MINERAL VALUE

	Low Gross value	Annual Revenue	MID Value	Annual revenue
REES	$ 485,998,286	$ 16,199,943	$1,170,488,423	$39,016,281
Alumina	$ 464,825,785	$ 15,494,193	$464,825,785	$15,494,193
Lithium	$ 41,207,052	$ 1,373,568	$ 41,207,052	$ 1,373,568.41
Molybdenum	$ 2,665,065	$ 88,836	$ 2,665,065	$ 88,835.50
Other Metals	$ 308,447,878	$ 10,281,596	$ 308,447,878	$ 10,281,595.93
Totals	$ 1,303,144,066	$ 43,438,136	$1,987,634,203	$66,254,473.44

REE PROCESSING PLANT

Flotation Processing	Electrowinning	Flotation Processing	Mineral Drying	Magnetic Separation	
Daily	Tons Processing	1,826		Cost of REE Plant	$ 32,876,712

COST OF COAL (PER TON)

Price Per Ton (USD)		Tons Total		Waste Coal Cost
12		20,000,000		$ 240,000,000.00
		Tons Per Year		Annual Waste Coal cost
		666,666.67		$ 8,000,000.00

Plant Cost

Gasifiers	$	164,383,562
GTL Plant	$	326,484,018
REE Processing	$	32,876,712
Turbine	$	10,087,519
Engineering	$	80,074,772
Site Development	$	30,695,329
Cost of Waste Coal	$	8,000,000
Plant / Site Cost	**$**	**652,601,912**
OPEX	**$**	**118,462,881**
Annual Coal Cost	$	8,000,000
Annual Gross Revenue	**$**	**197,438,136**
Gross Rev - Opex	**$**	**70,975,254**
Years to Payback	**$**	**9.19**

Value of Project over lifetime	**$**	**2,129,257,626**

Conti Testing Laboratories, Inc.
PO Box 174
Bethel Park, PA 15102
412-833-7766 (o), 412-854-0373 (f)
contilab@contitesting.com
PA DEP Reg 02-00869,EPA PA01711, WDBE 12013,WBENC 2005128964,ISO/IEC 17025:2017-97677

Fire Point Energy Inc.
1500 N Sam Houston Prkwy E
Houston, TX 77032
Attn: Mr. Bill Smith
bsmith@firepoint.energy
gdintinc@gmail.com

7/8/2024

Received: 5/20/2024
Sampled by: client
CTL ID: 330670

Sample ID: [redacted]**waste coal 5/20/24 14:45** **Additional Elements**

RESULTS

	wt%
Moisture	7.72

Element	**Dry Basis mg/Kg**
Cerium (Ce)	157.98
Dysprosium (Dy)	7.24
Erbium (Er)	4.34
Europium (Eu)	2.38
Gadolinium (Gd)	9.59
Holmium (Ho)	1.46
Lanthanum (La)	62.04
Lutetium (Lu)	0.72
Neodymium (Nd)	64.49
Praseodymium (Pr)	16.30
Samarium (Sm)	12.62
Scandium (Sc)	38.55
Terbium (Tb)	1.38
Thulium {Tm}	0.67
Ytterbium (Yb)	4.43
Yttrium (Y)	33.62
Lithium (Li)	220.50
Aluminum (Al)	133,433
Molybdenum (Mo)	5.62
Cobalt (Co)	4.75
Gold (Au)	<0.50
Nickel (Ni)	31.36
Magnesium (Mg)	3,688
Silver (Ag)	0.45

Method ASTM D 6357

Approved By: *T.G. Otroba, Chemist*

Dora, Pennsylvania

- This site is west of the town of Punxsutawney, where Punxsutawney Phil — the famous groundhog — resides.
- There are two waste coal piles and several Acid Mine Drainage ponds on the site.
- The smaller pile fills in a small valley with **eight million tons** in place. The lab results shows that this site has the **highest concentrations of rare earths and other minerals that we have tested**.
- In addition to the eight-million-ton pile, there is another pile less than 200 feet way with **15 million tons** in place.
- We believe this will be our first commercial site once ownership issues are cleared up.
- Our calculations are based on all 23 million tons combined.

DOR-PA-23		23 Million Tons					TOTAL ESTIMATED VALUE					
Refuse Coal Elements	Report	23 M Ton	mg	grams	kg	Total Yield (tons)	low *(oxide)*		mid-range *(metal)*		high (metal)	
	mg/Kg	kg Refuse Coal			yield		$/kg	Total Supply	$/kg	Total Supply	$/kg	Total Supply
Cerium (Ce)	157.98	20,865,249,020	3,296,292,040,180	3,296,292,040	3,296,292	3,634	$2.15	$7,087,028	$4.50	$14,833,314	$4.50	$14,833,314
Dysprosium (Dy)	7.24	20,865,249,020	151,064,402,905	151,064,403	151,064	167	$297.67	$44,967,341	$387.00	$58,461,924	$390.69	$59,019,352
Erbium (Er)	4.34	20,865,249,020	90,555,180,747	90,555,181	90,555	100	$26.50	$2,399,712	$26.50	$2,399,712	$26.50	$2,399,712
Europium (Eu)	2.38	20,865,249,020	49,659,292,668	49,659,293	49,659	55	$31.47	$1,562,778	$287.00	$14,252,217	$287.00	$14,252,217
Gadolinium (Gd)	9.59	20,865,249,020	200,097,738,102	200,097,738	200,098	221	$30.69	$6,141,000	$30.69	$6,141,000	$30.69	$6,141,000
Holmium (Ho)	1.46	20,865,249,020	30,463,263,569	30,463,264	30,463	34	$89.92	$2,739,257	$89.92	$2,739,257	$89.92	$2,739,257
Lanthanum (La)	62.04	20,865,249,020	1,294,480,049,201	1,294,480,049	1,294,480	1,427	$3.40	$4,401,232	$4.10	$5,307,368	$4.10	$5,307,368
Lutetium (Lu)	0.72	20,865,249,020	15,022,979,294	15,022,979	15,023	17	$744.17	$11,179,651	$744.17	$11,179,651	$744.17	$11,179,651
Neodymium (Nd)	64.49	20,865,249,020	1,345,599,909,300	1,345,599,909	1,345,600	1,484	$79.00	$106,302,393	$96.50	$129,850,391	$96.50	$129,850,391
Praseodymium (Pr)	16.30	20,865,249,020	340,103,559,026	340,103,559	340,104	375	$50.50	$17,175,230	$95.00	$32,309,838	$95.00	$32,309,838
Samarium (Sm)	12.62	20,865,249,020	263,319,442,632	263,319,443	263,319	290	$1,364.00	$359,167,720	$1,364.00	$359,167,720	$1,800.00	$473,974,997
Scandium (Sc)	38.55	20,865,249,020	804,355,349,721	804,355,350	804,355	887	$992.23	$798,105,509	$3,302.27	$2,656,198,541	$5,782.86	$4,651,474,378
Terbium (Tb)	1.38	20,865,249,020	28,794,043,648	28,794,044	28,794	32	$1,025.00	$29,513,895	$1,305.00	$37,576,227	$1,322.46	$38,078,971
Thulium (Tm)	0.67	20,865,249,020	13,979,716,843	13,979,717	13,980	15	$195.00	$2,726,045	$900.00	$12,581,745	$1,500.00	$20,969,575
Ytterbium (Yb)	4.43	20,865,249,020	92,433,053,159	92,433,053	92,433	102	$15.81	$1,461,367	$15.81	$1,461,367	$15.81	$1,461,367
Yttrium (Y)	33.62	20,865,249,020	701,489,672,052	701,489,672	701,490	773	$3.30	$2,314,916	$29.50	$20,693,945	$31.47	$22,075,880
OTHER METALS / MINERALS										$3,365,154,216		
Aluminum (Al)	133,433	20,865,249,020	2,784,112,772,485,660	2,784,112,772,486	2,784,112,772	3,069,584	$0.48	$1,336,374,131	$0.48	$1,336,374,131	$0.48	$1,336,374,131
Molybednum (Mo)	5.62	20,865,249,020	117,262,699,492	117,262,699	117,263	129	$65.34	$7,662,062	$65.34	$7,662,062	$65.34	$7,662,062
Cobalt (Co)	4.75	20,865,249,020	99,109,932,845	99,109,933	99,110	109	$27.15	$2,690,835	$27.15	$2,690,835	$27.15	$2,690,835
Gold (Au)	0.01	20,865,249,020	208,652,490	208,652	209	0	$76,005.00	$15,858,633	$76,005.00	$15,858,633	$76,005.00	$15,858,633
Nickle (NI)	31.36	20,865,249,020	654,334,209,267	654,334,209	654,334	721	$18.96	$12,406,177	$18.96	$12,406,177	$18.96	$12,406,177
Magnesium (Mg)	3,688	20,865,249,020	76,951,038,385,760	76,951,038,386	76,951,038	84,841	$11.00	$846,461,422	$11.00	$846,461,422	$11.00	$846,461,422
Silver (Ag)	0.45	20,865,249,020	9,389,362,059	9,389,362	9,389	10	$990.56	$9,300,726	$990.56	$9,300,726	$990.56	$9,300,726
Lithium (Li)	220.5	20,865,249,020	4,600,787,408,910	4,600,787,409	4,600,787	5,073	$25.75	$118,470,276	$25.75	$118,470,276	$25.75	$118,470,276
					Tons Total	3,170,080	TOTAL Value	$3,746,469,332		$9,079,532,694		$7,835,291,528
			ANNUAL REV /Tons		Annual Tons	105,669	Annual Revenue	$124,882,311		$302,651,090		$261,176,384

CONVERSION FACTS
1,000 mg = 1 gram
1,000 grams = 1 Kg
1 US Ton = 907.18 Kg

EQUIPMENT CAPEX TO PROCESS WASTE COAL ON SITE

GASIFIERS NEEDED

GASIFIER NEED / COST

Tons	Tons per year	Ton Per Day	Gasifiers Needed	Gasifier Cost	Power Need MW
23,000,000	766,667	2,100	42	$ 189,041,096	8

Years to Process
30
20-40

GAS TO LIQUIDS

BPD	Gallons				
	DAILY	ANNUALLY			
2,888	121,301	44,275,000		Power Needs	7.8
				Plant Cost	$ 375,456,621
Price P Gallon	Rev p Day		Rev p Year		
4	$ 485,205		$ 177,100,000		

POWER NEEDS FOR PLANT

Power Needs	Megawatts			
gasifiers	8			
GTL	7.8		Turbine Cost Power	$ 11,600,647
REE	7			
Total Power Need	23	Megawatts		

REE AND OTHER MINERAL VALUE

	Low Gross value	Annual Revenue	MID Value	Annual revenue
REES	$ 911,246,785	$ 30,374,893	$2,194,665,793	$73,155,526
Aluminum	$ 1,336,374,131	$ 44,545,804	$1,336,374,131	$44,545,804
Lithium	$ 118,470,276	$ 3,949,009	$ 118,470,276	$ 3,949,009.19
Molybdenum	$ 7,662,062	$ 255,402	$ 7,662,062	$ 255,402.07
Other Metals	$ 578,294,212.52	$ 19,276,474	$ 578,294,212.52	$ 19,276,473.75
Totals	$ 3,746,469,332	$ 124,882,311	$9,079,532,694	$302,651,089.78

REE PROCESSING PLANT

Flotation Processing	Electrowinning	Flotation Processing	Mineral Drying	Magnetic Separation	
Daily	Tons Processing	2,100		Cost of REE Plant	$ 37,808,219

COST OF COAL (PER TON)

Price Per Ton (USD)	Tons Total	Value Total
12	23,000,000	$ 276,000,000.00
	Tons Per Year	
	766,666.67	$ 9,200,000.00

Plant Cost

	Gasifiers	$ 189,041,096
	GTL Plant	$ 375,456,621
	REE Processing	$ 37,808,219
	Turbine	$ 11,600,647
	Engineering	$ 92,085,987
	Site Development	$ 35,299,629
	Cost of Waste Coal	$ 9,200,000
	Plant / Site Cost	**$ 750,492,199**
	OPEX	**$ 127,583,674**
	Annual Waste Coal	$ 9,200,000
Annual	**Gross Revenue**	**$ 301,982,311**
	Gross Rev - Opex	**$ 165,198,637**
	Years to Payback	**$ 4.54**

Coal Cost	$ 276,000,000.00
Value of Project over lifetime	**$ 8,783,469,332**

Conti Testing Laboratories, Inc.
PO Box 174
Bethel Park, PA 15102
412-833-7766 (o), 412-854-0373 (f)
contilab@contitesting.com
PA DEP Reg 02-00869,EPA PA01711, WDBE 12013,WBENC 2005128964,ISO/IEC 17025:2017-97677

Fire Point Energy Inc.
1500 N Sam Houston Prkwy E
Houston, TX 77032
Attn: Mr. Bill Smith
bsmith@firepoint.energy
gdintinc@gmail.com

3/21/2024

Received: 3/16/2024
Sampled by: client
CTL ID: 326906

Sample ID: **NG-1 3/16/2024**

RESULTS

	wt%
Moisture	6.99

Element	Dry Basis mg/Kg
Cerium (Ce)	132.44
Dysprosium (Dy)	4.65
Erbium (Er)	2.95
Europium (Eu)	1.74
Gadolinium (Gd)	7.32
Holmium (Ho)	0.92
Lanthanum (La)	61.44
Lutetium (Lu)	0.47
Neodymium (Nd)	52.74
Praseodymium (Pr)	13.89
Samarium (Sm)	9.39
Scandium (Sc)	28.86
Terbium (Tb)	0.82
Thulium {Tm}	0.42
Ytterbium (Yb)	3.01
Yttrium (Y)	20.89
Lithium (Li)	132.83
Aluminum (Al)	115,868

Method ASTM D 6357

Approved By: *T.G. Otroba, Chemist*

Nanty-Glo, Pennsylvania

This site contains a large amount of waste coal ash, as well ordinary waste coal.

The site has Forty Million tons on site

Refuse Coal Elements	Report mg/Kg	40 Million Tons: 40 M Ton kg Refuse Coal	mg	grams	kg yield	Total Yield (tons)	TOTAL ESTIMATED VALUE: low *(oxide)* $/kg	low *(oxide)* Total Supply	mid-range *(metal)* $/kg	mid-range *(metal)* Total Supply	high (metal) $/kg	high (metal) Total Supply
Cerium (Ce)	132.44	36,287,389,600	4,805,901,878,624	4,805,901,879	4,805,902	5,299	$2.15	$10,332,689	$4.50	$21,626,558	$4.50	$21,626,558
Dysprosium (Dy)	4.65	36,287,389,600	168,736,361,640	168,736,362	168,736	186	$297.67	$50,227,753	$387.00	$65,300,972	$390.69	$65,923,609
Erbium (Er)	2.95	36,287,389,600	107,047,799,320	107,047,799	107,048	118	$26.50	$2,836,767	$26.50	$2,836,767	$26.50	$2,836,767
Europium (Eu)	1.74	36,287,389,600	63,140,057,904	63,140,058	63,140	70	$31.47	$1,987,018	$287.00	$18,121,197	$287.00	$18,121,197
Gadolinium (Gd)	7.32	36,287,389,600	265,623,691,872	265,623,692	265,624	293	$30.69	$8,151,991	$30.69	$8,151,991	$30.69	$8,151,991
Holmium (Ho)	0.92	36,287,389,600	33,384,398,432	33,384,398	33,384	37	$89.92	$3,001,925	$89.92	$3,001,925	$89.92	$3,001,925
Lanthanum (La)	61.44	36,287,389,600	2,229,497,217,024	2,229,497,217	2,229,497	2,458	$3.40	$7,580,291	$4.10	$9,140,939	$4.10	$9,140,939
Lutetium (Lu)	0.47	36,287,389,600	17,055,073,112	17,055,073	17,055	19	$744.17	$12,691,874	$744.17	$12,691,874	$744.17	$12,691,874
Neodymium (Nd)	52.74	36,287,389,600	1,913,796,927,504	1,913,796,928	1,913,797	2,110	$79.00	$151,189,957	$96.50	$184,681,404	$96.50	$184,681,404
Praseodymium (Pr)	13.89	36,287,389,600	504,031,841,544	504,031,842	504,032	556	$50.50	$25,453,608	$95.00	$47,883,025	$95.00	$47,883,025
Samarium (Sm)	9.39	36,287,389,600	340,738,588,344	340,738,588	340,739	376	$1,364.00	$464,767,435	$1,364.00	$464,767,435	$1,800.00	$613,329,459
Scandium (Sc)	28.86	36,287,389,600	1,047,254,063,856	1,047,254,064	1,047,254	1,155	$992.23	$1,039,116,900	$3,302.27	$3,458,315,677	$5,782.86	$6,056,123,636
Terbium (Tb)	0.82	36,287,389,600	29,755,659,472	29,755,659	29,756	33	$1,025.00	$30,499,551	$1,305.00	$38,831,136	$1,322.46	$39,350,669
Thulium (Tm)	0.42	36,287,389,600	15,240,703,632	15,240,704	15,241	17	$195.00	$2,971,937	$900.00	$13,716,633	$1,500.00	$22,861,055
Ytterbium (Yb)	3.01	36,287,389,600	109,225,042,696	109,225,043	109,225	120	$15.81	$1,726,848	$15.81	$1,726,848	$15.81	$1,726,848
Yttrium (Y)	20.89	36,287,389,600	758,043,568,744	758,043,569	758,044	836	$3.30	$2,501,544	$29.50	$22,362,285	$31.47	$23,855,631
						13,681						
Aluminum (Al)	115,868	36,287,389,600	4,204,547,258,172,800	4,204,547,258,173	4,204,547,258	4,635,664	$0.49	$2,060,228,157	$0.49	$2,060,228,157	$0.49	$2,060,228,157
Lithium	133	36,287,389,600	4,820,053,960,568	4,820,053,961	4,820,054	5,314	$25.75	$124,116,389	$25.75	$124,116,389	$25.75	$124,116,389
							TOTAL Value	$3,999,382,632		$6,557,501,211		$9,315,651,133

CONVERSION FACTS
1,000 mg = 1 gram
1,000 grams = 1 Kg
1 US Ton = 907.18 Kg

EQUIPMENT CAPEX TO PROCESS WASTE COAL ON SITE

GASIFIERS NEEDED

GASIFIER NEED / COST

Tons	Tons per year	Ton Per Day	Gasifiers Needed	Gasifier Cost	Power Need MW
40,000,000	1,333,333	3,653	73	$ 328,767,123	15
Years to Process					
30					
20-40					

GAS TO LIQUIDS

BPD	Gallons				
	DAILY	ANNUALLY			
5,023	210,959	77,000,000		Power Needs	13.6
				Plant Cost	$ 652,968,037
Price P Gallon	Rev p Day		Rev p Year		
4	$ 843,836		$ 308,000,000		

POWER NEEDS FOR PLANT

Power Needs	Megawatts				
gasifiers	15				
GTL	13.6			Turbine Cost Power	$ 20,175,038
REE	12				
Total Power Need	40	Megawatts			

REE AND OTHER MINERAL VALUE

	Low Gross value	Annual Revenue		MID Value	Annual revenue
REES	$ 1,815,038,086	$ 60,501,270		$4,373,156,665	$145,771,889
Alumina	$ 2,060,228,157	$ 68,674,272		$2,060,228,157	$68,674,272
Lithium	$ 124,116,389	$ 4,137,213		$ 124,116,389	$ 4,137,212.98
Other Metals		$ -		$ -	$ -
Totals	$ 3,999,382,632	$ 133,312,754		$6,557,501,211	$218,583,373.69

REE PROCESSING PLANT

Flotation Processing	Electrowinning	Flotation Processing	Mineral Drying	Magnetic Separation	
Daily	Tons Processing	3,653		Cost of REE Plant	$ 65,753,425

COST OF COAL (PER TON)

Price Per Ton (USD)		Tons Total		Waste Coal Cost
12		40,000,000		$ 480,000,000.00
		Tons Per Year		Annual Waste Coal cost
		1,333,333.33		$ 16,000,000.00

Plant Cost

	Gasifiers	$ 328,767,123
	GTL Plant	$ 652,968,037
	REE Processing	$ 65,753,425
	Turbine	$ 20,175,038
	Engineering	$ 160,149,543
	Site Development	$ 61,390,658
	Cost of Waste Coal	$ 16,000,000
	Plant / Site Cost	**$ 1,305,203,824**
	OPEX	**$ 264,787,653**
	Annual Coal Cost	$ 16,000,000
Annual	**Gross Revenue**	**$ 441,312,754**
	Gross Rev - Opex	**$ 160,525,102**
	Years to Payback	**$ 8.13**
	Value of Project over lifetime	**$ 4,815,753,053**

Conti Testing Laboratories, Inc.
PO Box 174
Bethel Park, PA 15102
412-833-7766 (o), 412-854-0373 (f)
contilab@contitesting.com
PA DEP Reg 02-00869,EPA PA01711, WDBE 12013,WBENC 2005128964,ISO/IEC 17025:2017-97677

Fire Point Energy Inc.
1500 N Sam Houston Prkwy E
Houston, TX 77032
Attn: Mr. Bill Smith
bsmith@firepoint.energy
gdintinc@gmail.com

3/21/2024

Received: 3/16/2024
Sampled by: client
CTL ID: 326907

Sample ID: **BER-1 3/16/2024**

RESULTS

	wt%
Moisture	9.72

Element	Dry Basis mg/Kg
Cerium (Ce)	44.95
Dysprosium (Dy)	2.17
Erbium (Er)	1.32
Europium (Eu)	0.71
Gadolinium (Gd)	3.09
Holmium (Ho)	0.45
Lanthanum (La)	20.60
Lutetium (Lu)	0.21
Neodymium (Nd)	18.91
Praseodymium (Pr)	4.67
Samarium (Sm)	3.59
Scandium (Sc)	12.39
Terbium (Tb)	0.39
Thulium {Tm}	0.19
Ytterbium (Yb)	1.33
Yttrium (Y)	9.85
Lithium (Li)	45.88
Aluminum (Al)	42,375

Method ASTM D 6357

Approved By: *T.G. Otroba, Chemist*

Berlin, Pennsylvania

This site has approximately 60 million tons of waste coal in place. There are also numerous other piles within the nearby area.

This was the site that we were originally contacted about in 2021 to see if we could process waste coal because it contained rare earth elements.

60 Million Tons

Refuse Coal Elements	Report mg/Kg	60 M Ton kg Refuse Coal	mg	grams	kg yield	Total Yield (tons)
Cerium (Ce)	84.26	54,431,084,400	4,586,363,171,544	4,586,363,172	4,586,363	5,057
Dysprosium (Dy)	2.72	54,431,084,400	148,052,549,568	148,052,550	148,053	163
Erbium (Er)	1.43	54,431,084,400	77,836,450,692	77,836,451	77,836	86
Europium (Eu)	1.07	54,431,084,400	58,241,260,308	58,241,260	58,241	64
Gadolinium (Gd)	4.00	54,431,084,400	217,724,337,600	217,724,338	217,724	240
Holmium (Ho)	0.51	54,431,084,400	27,759,853,044	27,759,853	27,760	31
Lanthanum (La)	39.38	54,431,084,400	2,143,496,103,672	2,143,496,104	2,143,496	2,363
Lutetium (Lu)	0.23	54,431,084,400	12,519,149,412	12,519,149	12,519	14
Neodymium (Nd)	31.40	54,431,084,400	1,709,136,050,160	1,709,136,050	1,709,136	1,884
Praseodymium (Pr)	9.53	54,431,084,400	518,728,234,332	518,728,234	518,728	572
Samarium (Sm)	5.63	54,431,084,400	306,447,005,172	306,447,005	306,447	338
Scandium (Sc)	16.14	54,431,084,400	878,517,702,216	878,517,702	878,518	969
Terbium (Tb)	0.50	54,431,084,400	27,215,542,200	27,215,542	27,216	30
Thulium (Tm)	0.22	54,431,084,400	11,974,838,568	11,974,839	11,975	13
Ytterbium (Yb)	1.52	54,431,084,400	82,735,248,288	82,735,248	82,735	91
Yttrium (Y)	13.67	54,431,084,400	744,072,923,748	744,072,924	744,073	820
						12,735
Aluminum (Al)	93,153	54,431,084,400	5,070,418,805,113,200	5,070,418,805,113	5,070,418,805	5,590,318
Iron (Fe)	51,291	54,431,084,400	2,791,824,749,960,400	2,791,824,749,960	2,791,824,750	3,078,087

TOTAL ESTIMATED VALUE

Refuse Coal Elements	low *(oxide)* $/kg	low *(oxide)* Total Supply	mid-range *(metal)* $/kg	mid-range *(metal)* Total Supply	high (metal) $/kg	high (metal) Total Supply
Cerium (Ce)	$2.15	$9,860,681	$4.50	$20,638,634	$4.50	$20,638,634
Dysprosium (Dy)	$297.67	$44,070,802	$387.00	$57,296,337	$390.69	$57,842,651
Erbium (Er)	$26.50	$2,062,666	$26.50	$2,062,666	$26.50	$2,062,666
Europium (Eu)	$31.47	$1,832,852	$287.00	$16,715,242	$287.00	$16,715,242
Gadolinium (Gd)	$30.69	$6,681,960	$30.69	$6,681,960	$30.69	$6,681,960
Holmium (Ho)	$89.92	$2,496,166	$89.92	$2,496,166	$89.92	$2,496,166
Lanthanum (La)	$3.40	$7,287,887	$4.10	$8,788,334	$4.10	$8,788,334
Lutetium (Lu)	$744.17	$9,316,375	$744.17	$9,316,375	$744.17	$9,316,375
Neodymium (Nd)	$79.00	$135,021,748	$96.50	$164,931,629	$96.50	$164,931,629
Praseodymium (Pr)	$50.50	$26,195,776	$95.00	$49,279,182	$95.00	$49,279,182
Samarium (Sm)	$1,364.00	$417,993,715	$1,364.00	$417,993,715	$1,800.00	$551,604,609
Scandium (Sc)	$992.23	$871,691,620	$3,302.27	$2,901,102,652	$5,782.86	$5,080,344,879
Terbium (Tb)	$1,025.00	$27,895,931	$1,305.00	$35,516,283	$1,322.46	$35,991,466
Thulium (Tm)	$195.00	$2,335,094	$900.00	$10,777,355	$1,500.00	$17,962,258
Ytterbium (Yb)	$15.81	$1,308,044	$15.81	$1,308,044	$15.81	$1,308,044
Yttrium (Y)	$3.30	$2,455,441	$29.50	$21,950,151	$31.47	$23,415,975
Aluminum (Al)	$0.49	$2,484,505,215	$0.49	$2,484,505,215	$0.49	$2,484,505,215
Iron (Fe)	$0.16	$446,691,960	$0.16	$446,691,960	$0.16	$446,691,960
		$0		$0		$0
TOTAL Value		$4,499,703,932		$6,658,051,900		$8,980,577,245

CONVERSION FACTS
1,000 mg = 1 gram
1,000 grams = 1 Kg
1 US Ton = 907.18 Kg

EQUIPMENT CAPEX TO PROCESS WASTE COAL ON SITE

GASIFIERS NEEDED

GASIFIER NEED / COST

Tons	Tons per year	Ton Per Day	Gasifiers Needed	Gasifier Cost	Power Need MW
60,000,000	2,000,000	5,479	110	$ 493,150,685	22
Years to Process					
30					
20-40					

GAS TO LIQUIDS

BPD	Gallons				
	DAILY	ANNUALLY			
7,534	316,438	115,500,000		Power Needs	20.3
				Plant Cost	$ 979,452,055
Price P Gallon	Rev p Day		Rev p Year		
4	$ 1,265,753		$ 462,000,000		

POWER NEEDS FOR PLANT

Power Needs	Megawatts				
gasifiers	22				
GTL	20.3			Turbine Cost Power	$ 30,262,557
REE	18				
Total Power Need	61	Megawatts			

REE AND OTHER MINERAL VALUE

	Low Gross value	Annual Revenue		MID Value	Annual revenue
REES	$ 1,568,506,757	$ 52,283,559		$2,194,665,793	$73,155,526
Aluminum	$ 2,484,505,215	$ 82,816,840		$2,484,505,215	$82,816,840
Other Metals	$ 446,691,960	$ 14,889,732		$ 446,691,959.99	$ 14,889,732.00
Totals	$ 4,499,703,932	$ 149,990,131		$9,079,532,694	$302,651,089.78

REE PROCESSING PLANT

Flotation Processing	Electrowinning	Flotation Processing	Mineral Drying	Magnetic Separation	
Daily	Tons Processing	5,479		Cost of REE Plant	$ 98,630,137

COST OF COAL (PER TON)

Price Per Ton (USD)		Tons Total		Value Total
12		60,000,000		$ 720,000,000.00
		Tons Per Year		
		2,000,000.00		$ 24,000,000.00

Plant Cost

	Gasifiers	$	493,150,685
	GTL Plant	$	979,452,055
	REE Processing	$	98,630,137
	Turbine	$	30,262,557
	Engineering	$	240,224,315
	Site Development	$	92,085,987
	Cost of Waste Coal	$	24,000,000
	Plant / Site Cost	**$**	**1,957,805,736**
	OPEX	**$**	**332,826,975**
	Annual Waste Coal	$	24,000,000
Annual	**Gross Revenue**	**$**	**611,990,131**
	Gross Rev - Opex	**$**	**255,163,156**
	Years to Payback	**$**	**7.67**
	Coal Cost	$	720,000,000.00
	Value of Project over lifetime	**$**	**17,639,703,932**

Conti Testing Laboratories, Inc.
PO Box 174
Bethel Park, PA 15102
412-833-7766 (o), 412-854-0373 (f)
contilab@contitesting.com
PA DEP Reg 02-00869,EPA PA01711, WDBE 12013,WBENC 2005128964,ISO/IEC 17025:2017-97677

Fire Point Energy Inc.
1500 N Sam Houston Prkwy E
Houston, TX 77032
Attn: Mr. Bill Smith
bsmith@firepoint.energy
gdintinc@gmail.com

3/21/2024

Received: 3/19/2024
Sampled by: client
CTL ID: 326996

Sample ID: **RS-1 Waste Coal 3/19/24**

RESULTS

	wt%
Moisture	9.17

Element	Dry Basis mg/Kg
Cerium (Ce)	59.32
Dysprosium (Dy)	2.80
Erbium (Er)	1.61
Europium (Eu)	0.91
Gadolinium (Gd)	4.25
Holmium (Ho)	0.51
Lanthanum (La)	29.27
Lutetium (Lu)	0.25
Neodymium (Nd)	25.56
Praseodymium (Pr)	6.75
Samarium (Sm)	4.72
Scandium (Sc)	15.76
Terbium (Tb)	0.48
Thulium {Tm}	0.25
Ytterbium (Yb)	1.84
Yttrium (Y)	13.04
Lithium (Li)	67.56
Aluminum (Al)	58,130

Method ASTM D 6357

Approved By: *T.G. Otroba, Chemist*

Russelton, Pennsylvania

This waste coal site has been feeding a waste coal power plant called Scrubgrass. The majority of the power is used by the owner to mine Bitcoin. The company also owns a sister plant called Panther Creek, where waste coal is also used to power Bitcoin mining.

This facility has sufficient coal supplies to last approximately eight more years. They haul the coal ash back to the same site and it is buried on-site.

We tested both the waste coal and the coal ash. There are about 18 million tons on-site

		18 Million Tons					TOTAL ESTIMATED VALUE					
							low *(oxide)*		mid-range *(metal)*		high (metal)	
Refuse Coal Elements	Report mg/Kg	18 M Ton kg Refuse Coal	mg	grams	kg yield	Total Yield (tons)	$/kg	Total Supply	$/kg	Total Supply	$/kg	Total Supply
Cerium (Ce)	59.32	16,329,324,600	968,655,535,272	968,655,535	968,656	1,068	$2.15	$2,082,609	$4.50	$4,358,950	$4.50	$4,358,950
Dysprosium (Dy)	2.80	16,329,324,600	45,722,108,880	45,722,109	45,722	50	$297.67	$13,610,100	$387.00	$17,694,456	$390.69	$17,863,171
Erbium (Er)	1.61	16,329,324,600	26,290,212,606	26,290,213	26,290	29	$26.50	$696,691	$26.50	$696,691	$26.50	$696,691
Europium (Eu)	0.91	16,329,324,600	14,859,685,386	14,859,685	14,860	16	$31.47	$467,634	$287.00	$4,264,730	$287.00	$4,264,730
Gadolinium (Gd)	4.25	16,329,324,600	69,399,629,550	69,399,630	69,400	77	$30.69	$2,129,875	$30.69	$2,129,875	$30.69	$2,129,875
Holmium (Ho)	0.51	16,329,324,600	8,327,955,546	8,327,956	8,328	9	$89.92	$748,850	$89.92	$748,850	$89.92	$748,850
Lanthanum (La)	29.27	16,329,324,600	477,959,331,042	477,959,331	477,959	527	$3.40	$1,625,062	$4.10	$1,959,633	$4.10	$1,959,633
Lutetium (Lu)	0.25	16,329,324,600	4,082,331,150	4,082,331	4,082	5	$744.17	$3,037,948	$744.17	$3,037,948	$744.17	$3,037,948
Neodymium (Nd)	25.56	16,329,324,600	417,377,536,776	417,377,537	417,378	460	$79.00	$32,972,825	$96.50	$40,276,932	$96.50	$40,276,932
Praseodymium (Pr)	6.75	16,329,324,600	110,222,941,050	110,222,941	110,223	122	$50.50	$5,566,259	$95.00	$10,471,179	$95.00	$10,471,179
Samarium (Sm)	4.72	16,329,324,600	77,074,412,112	77,074,412	77,074	85	$1,364.00	$105,129,498	$1,364.00	$105,129,498	$1,800.00	$138,733,942
Scandium (Sc)	15.76	16,329,324,600	257,350,155,696	257,350,156	257,350	284	$992.23	$255,350,545	$3,302.27	$849,839,699	$5,782.86	$1,488,219,921
Terbium (Tb)	0.48	16,329,324,600	7,838,075,808	7,838,076	7,838	9	$1,025.00	$8,034,028	$1,305.00	$10,228,689	$1,322.46	$10,365,542
Thulium (Tm)	0.25	16,329,324,600	4,082,331,150	4,082,331	4,082	5	$195.00	$796,055	$900.00	$3,674,098	$1,500.00	$6,123,497
Ytterbium (Yb)	1.84	16,329,324,600	30,045,957,264	30,045,957	30,046	33	$15.81	$475,027	$15.81	$475,027	$15.81	$475,027
Yttrium (Y)	13.04	16,329,324,600	212,934,392,784	212,934,393	212,934	235	$3.30	$702,683	$29.50	$6,281,565	$31.47	$6,701,045
						3,012						
Aluminum (Al)	58,130	16,329,324,600	949,223,638,998,000	949,223,638,998	949,223,639	1,046,553	$0.49	$465,119,583	$0.49	$465,119,583	$0.49	$465,119,583
Lithium	67.6	16,329,324,600	1,103,209,169,976	1,103,209,170	1,103,209	1,216	$25.75	$28,407,636	$25.75	$28,407,636	$25.75	$28,407,636
							TOTAL Value	$926,952,908		$1,554,795,038		$2,229,954,151

CONVERSION FACTS
1,000 mg = 1 gram
1,000 grams = 1 Kg
1 US Ton = 907.18 Kg

EQUIPMENT CAPEX TO PROCESS WASTE COAL ON SITE

GASIFIERS NEEDED

GASIFIER NEED / COST

Tons	Tons per year	Ton Per Day	Gasifiers Needed	Gasifier Cost	Power Need MW
18,000,000	600,000	1,644	33	$ 147,945,205	7

Years to Process
30
20-40

GAS TO LIQUIDS

BPD	Gallons DAILY	Gallons ANNUALLY			
1,500	63,000	22,995,000		Power Needs	4.1
				Plant Cost	$ 195,000,000

Price P Gallon	Rev p Day		Rev p Year
4	$ 252,000		$ 91,980,000

POWER NEEDS FOR PLANT

Power Needs	Megawatts			
gasifiers	7			
GTL	4.1		Turbine Cost Power	$ 8,052,397
REE	5			
Total Power Need	16	Megawatts		

REE AND OTHER MINERAL VALUE

	Low Gross value	Annual Revenue		MID Value	Annual revenue
REES	$ 433,425,688	$ 14,447,523		$2,194,665,793	$73,155,526
Aluminum	$ 465,119,583	$ 15,503,986		$465,119,583	$15,503,986
Lithium	$ 28,407,636	$ 946,921		$ 28,407,636.13	$ 946,921.20
Totals	$ 926,952,908	$ 30,898,430		$9,079,532,694	$302,651,089.78

$ 433,425,688

REE PROCESSING PLANT

Flotation Processing	Electrowinning	Flotation Processing	Mineral Drying	Magnetic Separation	
Daily	Tons Processing	1,644		Cost of REE Plant	$ 29,589,041

COST OF COAL (PER TON)

Price Per Ton (USD)		Tons Total		Value Total
12		18,000,000		$ 216,000,000.00
		Tons Per Year		
		600,000.00		$ 7,200,000.00

Plant Cost

Gasifiers	$	147,945,205
GTL Plant	$	195,000,000
REE Processing	$	29,589,041
Turbine	$	8,052,397
Engineering	$	57,087,997
Site Development	$	21,883,732
Cost of Waste Coal	$	7,200,000
Plant / Site Cost	**$**	**466,758,372**
OPEX	**$**	**79,348,923**
Annual Waste Coal	$	7,200,000
Annual Gross Revenue	**$**	**122,878,430**
Gross Rev - Opex	**$**	**36,329,507**
Years to Payback	**$**	**12.85**

Coal Cost	$	216,000,000.00
Value of Project over lifetime	**$**	**3,470,352,908**

Conti Testing Laboratories, Inc.
PO Box 174
Bethel Park, PA 15102
412-833-7766 (o), 412-854-0373 (f)
contilab@contitesting.com
PA DEP Reg 02-00869,EPA PA01711, WDBE 12013,WBENC 2005128964,ISO/IEC 17025:2017-97677

Fire Point Energy Inc.
1500 N Sam Houston Prkwy E
Houston, TX 77032
Attn: Mr. Bill Smith
bsmith@firepoint.energy
gdintinc@gmail.com

3/21/2024

Received: 3/19/2024
Sampled by: client
CTL ID: 326995

Sample ID: MH-1 Waste Coal 3/19/24

RESULTS

	wt%
Moisture	12.24

Element	Dry Basis mg/Kg
Cerium (Ce)	72.64
Dysprosium (Dy)	2.96
Erbium (Er)	1.73
Europium (Eu)	0.95
Gadolinium (Gd)	4.61
Holmium (Ho)	0.53
Lanthanum (La)	38.46
Lutetium (Lu)	0.30
Neodymium (Nd)	29.51
Praseodymium (Pr)	8.13
Samarium (Sm)	5.09
Scandium (Sc)	20.70
Terbium (Tb)	0.49
Thulium {Tm}	0.26
Ytterbium (Yb)	1.95
Yttrium (Y)	14.31
Lithium (Li)	94.47
Aluminum (Al)	80,608

Method ASTM D 6357

Approved By: *T.G. Otroba, Chemist*

Monongahela, Pennsylvania

The waste coal at this location was left over from an open-mouth mine that supplied a coal power plant on the Monongahela River.

The Mitchell Power Station was a 299.2-megawatt power plant until 2013. The power plant supplied energy to the coal mine, which is now flooded, and pours acid mine drainage into the Monongahela river on a daily basis.

The family that owns this site also owns another pile with 250 million tons of waste coal downriver from this site.

Monongahela

Refuse Coal Elements	Report mg/Kg	75 Million Tons: 75 M Ton kg Refuse Coal	mg	grams	kg yield	Total Yield (tons)	TOTAL ESTIMATED VALUE: low *(oxide)* $/kg	Total Supply	mid-range *(metal)* $/kg	Total Supply	high (metal) $/kg	Total Supply
Cerium (Ce)	72.64	68,038,855,500	4,942,342,463,520	4,942,342,464	4,942,342	5,449	$2.15	$10,626,036	$4.50	$22,240,541	$4.50	$22,240,541
Dysprosium (Dy)	2.96	68,038,855,500	201,395,012,280	201,395,012	201,395	222	$297.67	$59,949,253	$387.00	$77,939,870	$390.69	$78,683,017
Erbium (Er)	1.73	68,038,855,500	117,707,220,015	117,707,220	117,707	130	$26.50	$3,119,241	$26.50	$3,119,241	$26.50	$3,119,241
Europium (Eu)	0.95	68,038,855,500	64,636,912,725	64,636,913	64,637	71	$31.47	$2,034,124	$287.00	$18,550,794	$287.00	$18,550,794
Gadolinium (Gd)	4.61	68,038,855,500	313,659,123,855	313,659,124	313,659	346	$30.69	$9,626,199	$30.69	$9,626,199	$30.69	$9,626,199
Holmium (Ho)	0.53	68,038,855,500	36,060,593,415	36,060,593	36,061	40	$89.92	$3,242,569	$89.92	$3,242,569	$89.92	$3,242,569
Lanthanum (La)	38.46	68,038,855,500	2,616,774,382,530	2,616,774,383	2,616,774	2,885	$3.40	$8,897,033	$4.10	$10,728,775	$4.10	$10,728,775
Lutetium (Lu)	0.30	68,038,855,500	20,411,656,650	20,411,657	20,412	23	$744.17	$15,189,743	$744.17	$15,189,743	$744.17	$15,189,743
Neodymium (Nd)	29.51	68,038,855,500	2,007,826,625,805	2,007,826,626	2,007,827	2,214	$79.00	$158,618,303	$96.50	$193,755,269	$96.50	$193,755,269
Praseodymium (Pr)	8.13	68,038,855,500	553,155,895,215	553,155,895	553,156	610	$50.50	$27,934,373	$95.00	$52,549,810	$95.00	$52,549,810
Samarium (Sm)	5.09	68,038,855,500	346,317,774,495	346,317,774	346,318	382	$1,364.00	$472,377,444	$1,364.00	$472,377,444	$1,800.00	$623,371,994
Scandium (Sc)	20.70	68,038,855,500	1,408,404,308,850	1,408,404,309	1,408,404	1,553	$992.23	$1,397,461,007	$3,302.27	$4,650,931,297	$5,782.86	$8,144,604,941
Terbium (Tb)	0.49	68,038,855,500	33,339,039,195	33,339,039	33,339	37	$1,025.00	$34,172,515	$1,305.00	$43,507,446	$1,322.46	$44,089,546
Thulium (Tm)	0.26	68,038,855,500	17,690,102,430	17,690,102	17,690	20	$195.00	$3,449,570	$900.00	$15,921,092	$1,500.00	$26,535,154
Ytterbium (Yb)	1.95	68,038,855,500	132,675,768,225	132,675,768	132,676	146	$15.81	$2,097,604	$15.81	$2,097,604	$15.81	$2,097,604
Yttrium (Y)	14.31	68,038,855,500	973,636,022,205	973,636,022	973,636	1,073	$3.30	$3,212,999	$29.50	$28,722,263	$31.47	$30,640,326
		68,038,855,500				15,200						
Aluminum (Al)	80,608	68,038,855,500	5,484,476,064,144,000	5,484,476,064,144	5,484,476,064	6,046,831	$0.48	$2,632,548,511	$0.48	$2,632,548,511	$0.48	$2,632,548,511
Lithium	94.47	68,038,855,500	6,427,630,679,085	6,427,630,679	6,427,631	7,087	$25.75	$165,511,490	$25.75	$165,511,490	$25.75	$165,511,490
							TOTAL Value	$5,010,068,014		$8,418,559,957		$12,077,085,523
					Annual Revenue			$167,002,267		$280,618,665		$402,569,517

CONVERSION FACTS
1,000 mg = 1 gram
1,000 grams = 1 Kg
1 US Ton = 907.18 Kg

EQUIPMENT CAPEX TO PROCESS WASTE COAL ON SITE

GASIFIERS NEEDED

GASIFIER NEED / COST

Tons	Tons per year	Ton Per Day	Gasifiers Needed	Gasifier Cost	Power Need MW
75,000,000	2,500,000	6,849	137	$ 616,438,356	27
Years to Process					
30					
20-40					

GAS TO LIQUIDS

BPD	Gallons				
	DAILY	ANNUALLY			
9,418	395,548	144,375,000		Power Needs	25.4
				Plant Cost	$ 1,224,315,068
Price P Gallon	Rev p Day		Rev p Year		
5	$ 1,977,740		$ 721,875,000		

POWER NEEDS FOR PLANT

Power Needs	Megawatts				
gasifiers	27				
GTL	25.4			Turbine Cost Power	$ 37,828,196
REE	23				
Total Power Need	76	Megawatts			

REE AND OTHER MINERAL VALUE

	Low Gross value	Annual Revenue		MID Value	Annual revenue
REES	$ 2,212,008,013	$ 73,733,600		$5,620,499,956	$187,349,999
Aluminum	$ 2,632,548,511	$ 87,751,617		$2,632,548,511	$87,751,617
Lithium	$ 165,511,490	$ 5,517,050		$ 165,511,490	$ 5,517,049.67
Molybdenum		$ -			$ -
Gold Cobalt	0				
Totals	$ 5,010,068,014	$ 167,002,267		$8,418,559,957	$280,618,665.24

REE PROCESSING PLANT

Flotation Processing	Electrowinning	Flotation Processing	Mineral Drying	Magnetic Separation	
Daily	Tons Processing	6,849		Cost of REE Plant	$ 123,287,671

COST OF COAL (PER TON)

Price Per Ton (USD)		Tons Total		Value Total
12		75,000,000		$ 900,000,000.00
		Tons Per Year		Annual Cost
		2,500,000.00		$ 30,000,000.00

Plant Cost

Gasifiers	$	616,438,356
GTL Plant	$	1,224,315,068
REE Processing	$	123,287,671
Turbine	$	37,828,196
Engineering	$	300,280,394
Site Development	$	115,107,484
Cost of Waste Coal	$	30,000,000
Plant / Site Cost	**$**	**2,447,257,170**
OPEX	**$**	**533,326,360**
Coal Cost	$	30,000,000
Annual Gross Revenue	**$**	**888,877,267**
Gross Rev - Opex	**$**	**325,550,907**
Years to Payback	**$**	**7.52**

Cost of Coal	$	900,000,000.00
Value of Project over lifetime		$ 25,766,318,014

Conti Testing Laboratories, Inc.
PO Box 174
Bethel Park, PA 15102
412-833-7766 (o), 412-854-0373 (f)
contilab@contitesting.com
PA DEP Reg 02-00869,EPA PA01711, WDBE 12013,WBENC 2005128964,ISO/IEC 17025:2017-97677

Fire Point Energy Inc.
1500 N Sam Houston Prkwy E
Houston, TX 77032
Attn: Mr. Bill Smith
bsmith@firepoint.energy
gdintinc@gmail.com

3/21/2024

Received: 3/19/2024
Sampled by: client
CTL ID: 326997

Sample ID: **NMN-01 Waste Coal 3/19/24**

RESULTS

	wt%
Moisture	11.62

Element	Dry Basis mg/Kg
Cerium (Ce)	65.51
Dysprosium (Dy)	2.36
Erbium (Er)	1.63
Europium (Eu)	0.73
Gadolinium (Gd)	3.67
Holmium (Ho)	0.51
Lanthanum (La)	34.82
Lutetium (Lu)	0.27
Neodymium (Nd)	24.50
Praseodymium (Pr)	6.87
Samarium (Sm)	4.04
Scandium (Sc)	19.76
Terbium (Tb)	0.39
Thulium {Tm}	0.24
Ytterbium (Yb)	1.79
Yttrium (Y)	11.88
Lithium (Li)	86.04
Aluminum (Al)	71,490

Method ASTM D 6357

Approved By: *T.G. Otroba, Chemist*

Nemacolin Pa

This site is the most southern site we tested. The site has forty million tons of shale coal waste on site.

The acid mine drainage ponds at the bottom of the hill is a few feet away from the Monongahela river. No one is treating the drainage from this waste coal pile, so it constantly drains into the river, day and night.

NMN

Refuse Coal Elements	Report mg/Kg	40 Million Tons: 40 M Ton kg Refuse Coal	mg	grams	kg yield	Total Yield (tons)	TOTAL ESTIMATED VALUE: low *(oxide)* $/kg	Total Supply	mid-range *(metal)* $/kg	Total Supply	high (metal) $/kg	Total Supply
Cerium (Ce)	65.51	36,287,388,000	2,377,186,787,880	2,377,186,788	2,377,187	2,621	$2.15	$5,110,952	$4.50	$10,697,341	$4.50	$10,697,341
Dysprosium (Dy)	2.36	36,287,388,000	85,638,235,680	85,638,236	85,638	94	$297.67	$25,491,934	$387.00	$33,141,997	$390.69	$33,458,002
Erbium (Er)	1.63	36,287,388,000	59,148,442,440	59,148,442	59,148	65	$26.50	$1,567,434	$26.50	$1,567,434	$26.50	$1,567,434
Europium (Eu)	0.73	36,287,388,000	26,489,793,240	26,489,793	26,490	29	$31.47	$833,634	$287.00	$7,602,571	$287.00	$7,602,571
Gadolinium (Gd)	3.67	36,287,388,000	133,174,713,960	133,174,714	133,175	147	$30.69	$4,087,132	$30.69	$4,087,132	$30.69	$4,087,132
Holmium (Ho)	0.51	36,287,388,000	18,506,567,880	18,506,568	18,507	20	$89.92	$1,664,111	$89.92	$1,664,111	$89.92	$1,664,111
Lanthanum (La)	34.82	36,287,388,000	1,263,526,850,160	1,263,526,850	1,263,527	1,393	$3.40	$4,295,991	$4.10	$5,180,460	$4.10	$5,180,460
Lutetium (Lu)	0.27	36,287,388,000	9,797,594,760	9,797,595	9,798	11	$744.17	$7,291,076	$744.17	$7,291,076	$744.17	$7,291,076
Neodymium (Nd)	24.50	36,287,388,000	889,041,006,000	889,041,006	889,041	980	$79.00	$70,234,239	$96.50	$85,792,457	$96.50	$85,792,457
Praseodymium (Pr)	6.87	36,287,388,000	249,294,355,560	249,294,356	249,294	275	$50.50	$12,589,365	$95.00	$23,682,964	$95.00	$23,682,964
Samarium (Sm)	4.04	36,287,388,000	146,601,047,520	146,601,048	146,601	162	$1,364.00	$199,963,829	$1,364.00	$199,963,829	$1,800.00	$263,881,886
Scandium (Sc)	19.76	36,287,388,000	717,038,786,880	717,038,787	717,039	791	$992.23	$711,467,396	$3,302.27	$2,367,855,675	$5,782.86	$4,146,534,919
Terbium (Tb)	0.39	36,287,388,000	14,152,081,320	14,152,081	14,152	16	$1,025.00	$14,505,883	$1,305.00	$18,468,466	$1,322.46	$18,715,561
Thulium (Tm)	0.24	36,287,388,000	8,708,973,120	8,708,973	8,709	10	$195.00	$1,698,250	$900.00	$7,838,076	$1,500.00	$13,063,460
Ytterbium (Yb)	1.79	36,287,388,000	64,954,424,520	64,954,425	64,954	72	$15.81	$1,026,929	$15.81	$1,026,929	$15.81	$1,026,929
Yttrium (Y)	11.88	36,287,388,000	431,094,169,440	431,094,169	431,094	475	$3.30	$1,422,611	$29.50	$12,717,278	$31.47	$13,566,534
						7,160						
Aluminum (Al)	71,490	36,287,388,000	2,594,185,368,120,000	2,594,185,368,120	2,594,185,368	2,860,182	$0.48	$1,245,208,977	$0.48	$1,245,208,977	$0.48	$1,245,208,977
Lithium	86	36,287,388,000	3,122,166,863,520	3,122,166,864	3,122,167	3,442	$25.75	$80,395,797	$25.75	$80,395,797	$25.75	$80,395,797
							TOTAL Value	$2,388,855,538		$4,114,182,568		$5,963,417,609

CONVERSION FACTS
1,000 mg = 1 gram
1,000 grams = 1 Kg
1 US Ton = 907.18 Kg

EQUIPMENT CAPEX TO PROCESS WASTE COAL ON SITE

GASIFIERS NEEDED

GASIFIER NEED / COST

Tons	Tons per year	Ton Per Day	Gasifiers Needed	Gasifier Cost	Power Need MW
40,000,000	1,333,333	3,653	73	$ 328,767,123	15

Years to Process
30
20-40

GAS TO LIQUIDS

BPD	Gallons DAILY	Gallons ANNUALLY			
5,023	210,959	77,000,000		Power Needs	13.6
				Plant Cost	$ 652,968,037
Price P Gallon	Rev p Day		Rev p Year		
4	$ 843,836		$ 308,000,000		

POWER NEEDS FOR PLANT

Power Needs	Megawatts				
gasifiers	15				
GTL	13.6			Turbine Cost Power	$ 20,175,038
REE	12				
Total Power Need	40	Megawatts			

REE AND OTHER MINERAL VALUE

	Low Gross value	Annual Revenue	MID Value	Annual revenue
REES	$ 1,063,250,765	$ 35,441,692	$2,788,577,795	$92,952,593
Aluminum	$ 1,245,208,977	$ 41,506,966	$1,245,208,977	$41,506,966
Lithium	$ 80,395,797	$ 2,679,860	$ 80,395,796.74	$ 2,679,859.89
Totals	$ 2,388,855,538	$ 79,628,518	$4,114,182,568	$137,139,418.94

REE PROCESSING PLANT

Flotation Processing	Electrowinning	Flotation Processing	Mineral Drying	Magnetic Separation	
Daily	Tons Processing	3,653		Cost of REE Plant	$ 65,753,425

COST OF COAL (PER TON)

Price Per Ton (USD)	Tons Total	Value Total
12	40,000,000	$ 480,000,000.00
	Tons Per Year	
	1,333,333.33	$ 16,000,000.00

Plant Cost

	Gasifiers	$ 328,767,123
	GTL Plant	$ 652,968,037
	REE Processing	$ 65,753,425
	Turbine	$ 20,175,038
	Engineering	$ 160,149,543
	Site Development	$ 61,390,658
	Cost of Waste Coal	$ 16,000,000
	Plant / Site Cost	**$ 1,305,203,824**
	OPEX	**$ 221,884,650**
	Annual Waste Coal	$ 16,000,000
Annual	**Gross Revenue**	**$ 387,628,518**
	Gross Rev - Opex	**$ 149,743,868**
	Years to Payback	**$ 8.72**
	Coal Cost	$ 480,000,000.00
	Value of Project over lifetime	**$ 11,148,855,538**

*

FIREPOINT ENERGY INC

It is our plan to develop waste-coal-to-energy plants, starting with our pilot site in Tunnelton Pennsylvania. In time, we will follow the coal seams into West Virginia, Virginia, Tennessee, and Kentucky, before eventually reaching Texas.

Each site we develop will produce synthetic fuels, electrical power, rare earth elements and critical minerals, as well as renewable fuel sources like hydrogen and ammonia.

You can find more information at our website www.firepoint.energy or call us at [redacted]